COMMITTED CAPITAL ACQUISITION CORPORATION 411 W. 14th Street, 2nd Floor New York, New York 10014

November 27, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Dana Brown, Attorney Advisor

Re:	Committed Capital Acquisition Corporation

Current Report on Form 8-K

Filed October 16, 2013

File No. 000-52651

Dear Mr. Brown:

Committed Capital Acquisition Corporation, a Delaware corporation (the “Company”), is transmitting for filing pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Amendment No. 3 to Current Report on Form 8-K (the “Form 8-K/A”), in response to the comments of the Staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 12, 2013, regarding the Current Report on Form 8-K (File No. 000-52651) (the “Form 8-K”), filed by the Company on October 16, 2013, as amended by Amendment No. 1 to Form 8-K, filed by the Company on November 6, 2013 and further amended by Amendment No. 2 to Form 8-K, filed by the Company on November 14, 2013.

For convenience of reference, the Staff comment contained in your November 12, 2013 letter is reprinted below and is followed by the response of the Company.

Page references in the text of this response letter correspond to the page numbers of the Form 8-K/A filed on November 27, 2013. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form 8-K.

Current Report on Form 8-K

General

1.	Comment: Please revise your prospectus to remove marketing language that is non-substantiable, such as your descriptive statements that you have a “unique” steakhouse concept (pages 6, 7, and 49), “unique” dining experience (pages 6, 8, 9, and 15), “unique” ability (pages 10 and 50), “unique” nature of business (page 15), “unique” identity of your locations (page 16), “unique” characteristics (page 85), “attractive returns” on page 9, and “attractive” locations, “superior economic terms,” “high margin,” and “attractive mix” on page 10. Please also revise similar statements elsewhere.

Response: In response to the Staff’s comment, we have removed or revised, as applicable, the noted and similar statements in the Form 8-K/A.

November 27, 2013

2.	Comment: Please refrain from referring to your customers as “guests.” We note that “customers” denotes persons who pay for goods or services.

Response: In response to the Staff’s comment, we have removed all references to our customers as “guests” in the Form 8-K/A.

3.	Comment: We note that BankUnited provided you with a waiver of noncompliance. We also note reference to covenant defaults and waivers on pages 25 and 33. Please revise the risk factor “[yo]ur current credit facility requires” on page 32 and the credit facility section to include quantitative information for all covenants under your credit facilities for which you have defaulted or received a waiver. In doing so, please also disclose where you stand quantitatively with respect to those covenants.

Response: In response to the Staff’s comment, we have revised the noted risk factor on pages 21-22 and the description of the credit facility on page 45 of the Form 8-K/A to include quantitative information for the tangible net worth covenants under our Credit Agreement for which we have defaulted or received a waiver and have also disclosed that following the consummation of the Merger, we were in compliance with the tangible net worth covenants.

4.	Comment: We note your disclosure on page 13 that you operate your restaurant locations under lease or management agreements. Because these appear to be material agreements, please file them as exhibits to your filing and describe their material terms or advise.

Response: In response to the Staff’s comment about whether any of the lease or management agreements referred to in the disclosure should be filed as an exhibit under the requirements of Item 601 of Regulation S-K, we advise the Staff as follows:

•       we consider the leases and management agreements to be contracts made in the ordinary course of our business and, accordingly, they are not required to be filed under Item 601(b)(10)(i);

•       none of the leases and management agreements (a) are contracts under which our business is substantially dependent, (b) are “material leases” under which part of our property is held (see explanation below) and (c) are a contract in which a director, officer, promoter, etc. is a party, and, accordingly, they are not required to be filed under Item 601(b)(10)(ii); and

•       the leases and management agreements are not management contracts or compensatory plans, contracts or arrangements and, accordingly, they are not required to be filed under Item 601(b)(10)(iii).

We do not believe that any one lease is material to our operations. With respect to the leases representing restaurant locations (STK Downtown and STK Midtown in New York City) which generate more than 10% of our consolidated revenues, whereas we believe the operations of the individual restaurants at STK Downtown and STK Midtown are material to our business, we believe that we could obtain comparable space (after build out) with similar rent if such leases were terminated. In addition, as we expand, we expect that any one lease will have even less significance to our overall operations. Accordingly, we consider such leases to be in the ordinary course of our restaurant business and not material leases under Item 601(b)(10)(ii). In addition, we believe that other similarly situated public company restaurant operators do not file their leases.

November 27, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

Merger Agreement, page 3

5.	Comment: We note the statement that “[t]he descriptions of the Merger Agreement in this Current Report on Form 8-K do not purport to be complete, and are qualified in their entirety by reference to the full text of the Merger Agreement.” Please revise to clarify that you have disclosed all material terms.

Response: In response to the Staff’s comment, we have revised the disclosure on page 4 of the Form 8-K/A to clarify that the summary description of the Merger Agreement contains all material terms and conditions of such agreement.

Description of the Business of the One Group, page 6

Overview, page 6

6.	Comment: We note your disclosure that you “expect to continue to expand [y]our operations domestically and internationally.” Please disclose that there is no guarantee that you will continue to expand your operations. In addition, please revise to clarify here whether you intend to expand through company owned restaurants or by other means. Disclose how much your expansion plans will likely cost you over the next 12 months.

Response: In response to the Staff’s comment, we have disclosed on page 6 of the Form 8-K/A that there can be no assurance that we will be able to expand our operations at the rate we currently expect or at all. In addition, we have revised the disclosure to clarify that we intend to expand through a mix of company owned restaurants and managed units. We currently anticipate that our expansion plans will cost us approximately $4.0 million over the next 12 months, subject to revision if we enter into new agreements.

7.	Comment: Please revise the business section by presenting a balanced discussion of the material aspects of your business, rather than highlighting only positive aspects of your business. In this regard, please disclose in the business and MD&A overview sections your net losses in the most recent audited period and for the most recent interim period.

Response: In response to this comment, we have revised the disclosure in the business section and the MD&A to present a more balanced discussion of the material aspects of our business, including our net losses in the most recent audited period and most recent interim period. Please see pages 6 and 32 of the Form 8-K/A.

8.	Comment: Please substantiate your claim that you have “superior quality” of a traditional steakhouse, “high quality” food, and “high quality” ingredients, such as whether you only use “fresh ingredients” and all organic products. Alternatively, please delete these statements.

Response: In response to the Staff’s comment, we have revised the noted disclosure to delete certain of the statements and to elaborate upon the “high quality food” description on page 7 of the Form 8-K/A to include “hand selected USDA graded midwestern beef, fresh seafood and naturally raised menu options.”

November 27, 2013

9.	Comment: We note your disclosure on page 61 that you have closed or initiated the process to close three restaurants in 2012. Please revise the business section to describe these restaurant closures, including the reasons for closures and locations of the closed restaurants.

Response: In response to the Staff’s comment, we have revised the business section on pages 6 and 32 of the Form 8-K/A to describe the restaurant closures in 2012 and 2013, including the reasons for such closures and the locations of the closed restaurants.

10.	Comment: We note your disclosure that in 2012 the owner of the Perry Hotel has paid you a fee of $5.0 million for the right to terminate your food and beverage services agreement. Please revise your business section, if applicable, to state whether the Perry Hotel owner indicated its intent to terminate the agreement with you. If applicable, please add risk factor disclosure.

Response: In response to the Staff’s comment, we have revised the disclosure on page 6 of the Form 8-K/A to state that while the Perry Hotel paid us $5 million in 2012 for the option to terminate our food and beverage services agreement, it has not indicated its intent to actually terminate the agreement with us as it will trigger substantial additional payments to us if it does so ($1,401,000 if terminated between October 1, 2013 and December 31, 2013, $1,200,000 if terminated between January 1, 2014 and December 31, 2014, $798,000 if terminated between January 1, 2015 and December 31, 2015 and $399,600 if terminated between January 1, 2016 and December 31, 2016). We do not perceive such potential termination as a risk factor since such termination and related payments to us triggered by the Perry Hotel’s termination would not have a material adverse effect on our business.

11.	Comment: In the second paragraph, please expand to disclose the number of restaurants and lounges that you actually own and operate versus those that you manage or operate but do not own. In this regard, also disclose that you generate revenue from restaurants that you own and operate, and generate management and incentive fee revenue from those restaurants that you do not own, but instead manage on behalf of your F&B hospitality clients.

Response: In response to the Staff’s comment, we have expanded the disclosure on page 6 of the Form 8-K/A to disclose the number of restaurants and lounges that we actually own and operate (ten) compared with those that we manage or operate but do not own (nine). We have also disclosed on page 6 that we generate management and incentive fee revenue from those restaurants that we do not own, but instead manage on behalf of our F&B hospitality clients.

12.	Comment: Refer to the third paragraph where you discuss system-wide revenue. This disclosure represents a non-GAAP financial measure and, in light of the issuance of Compliance and Disclosure Interpretations (C&DIs) on the use of non-GAAP financial measures, it appears that your presentation of system-wide revenue is not appropriate. In this regard, we believe this non-GAAP measure cannot be reconciled, as required by the C&DIs, because the revenues of non-Company owned restaurants and lounge units are not reflected in your financial statements. Generally, non-GAAP financial measures exclude one or more “non-recurring” items or can be calculated using elements derived from financial presentations. Also, the C&DIs require disclosure of the reasons why the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. We believe no substantive justification exists for aggregating the revenues of Company-owned and non-Company owned restaurants and lounge units. Further, there would appear to be no useful purpose for such aggregated information with respect to management’s operation and analysis of the Company’s business. Therefore, please remove the disclosure of system-wide revenue here and throughout your filing. However, we would not object to the presentation (in a footnote to your Selected Consolidated Financial Data) of the revenues of your non-Company owned restaurants and lounge units, provided the presentation is made in the context of explaining how you derive management and incentive fees from these operations.

Response: In response to the Staff’s comment, we have deleted references to “system-wide” revenue throughout the Form 8-K/A. Notwithstanding the foregoing, as noted in the Staff’s comment, we have included a footnote to our Selected Consolidated Financial Data on page 31 of the Form 8-K/A that presents the aggregate sales of our non-Company owned restaurants and lounge units in the context of our generation of management and incentive fees from such operations as a percentage of such sales.

November 27, 2013

Food & Beverage Hospitality Services Business, page 7

13.	Comment: Where you disclose management fee income during the last twelve months ended June 30, 2013, also disclose the actual management and incentive fee revenue for the year ended December 31, 2012 and the six months ended June 30, 2013 as disclosed in your historical financial statements. Please revise this disclosure throughout the filing.

Response: In response to the Staff’s comment, we have revised the disclosure on page 6 of the Form 8-K/A to disclose management and incentive fee revenue for the year ended December 31, 2012 and the nine months ended September 30, 2013.

STK is a Leading Brand with Global Appeal, page 8

14.	Comment: In the third paragraph, you disclose run-rate revenue amount in the currency of the United Kingdom. Please revise to disclose this amount in U.S. Dollars, although we would not object if you also disclosed the foreign currency amount parenthetically. This comment also applies to the foreign currency amounts disclosed on pages 69 and 100.

Response: In response to the Staff’s comment, we have revised the statements on pages 46 and 65 of the Form 8-K/A to disclose the amounts in U.S. Dollars along with the foreign currency amount parenthetically (based on a blended exchange rate of £1=$1.54).

Ability to Develop Bespoke Food & Beverage Hospitality Solutions for Our Clients, page 8

15.	Comment: Please revise this section to provide more detail about your food offerings in general and how they differ for your STK brand and other restaurant concepts. Please also describe how the prices differ among your restaurant concepts.

Response: In response to the Staff’s comment, we have revised this section on page 7 of the Form 8-K/A to include more details about our food offerings at Ristorante Asellina and Cucina Asellina, our Italian restaurant concepts, and how the prices differ among our various restaurant concepts. We respectfully direct the Staff to the description of the food offerings at STK restaurants in the subsection directly above, which we believe provides a comparison of the food offerings at the STK restaurants to the Italian restaurant concepts described in this subsection.

November 27, 2013

Properties, page 12

16.	Comment: In the first sentence of this section, you state that you do not own any properties. However, on page 31, you state that most of your restaurants and some of your food and beverage hospitality operations are located in premises that you lease (which implies that others are owned). Please clarify your disclosures in this regard.

Response: In response to the Staff’s comment, we have clarified on page 20 of the Form 8-K/A to state that other food and beverage hospitality operations are located in premises owned or leased by third parties.

17.	Comment: In the table on page 13, please summarize separately those restaurants or locations that are (i) Company owned units and (ii) non-Company owned units. Also, please include the ownership interest in each of the restaurants or locations.

Response: In response to the Staff’s comment, we have revised the table on page 10 of the Form 8-K/A to summarize separately those restaurants or locations that are (i) Company owned units and (ii) non-Company owned units and have included our ownership interest in each of the restaurants or locations.

Risk Factors, page 17

Risks Related to Our Business, page 17

Our controls and procedures may fail or be circumvented, page 35

18.	Comment: We note you disclose a material weakness in internal control over financial reporting related to financial reporting. Please expand your disclosure to specifically identify the material weakness in your financial reporting, such as insufficient accounting and/or financial reporting staff, lack of separation of duties, inexperience with complex accounting matters, etc. Please describe the material weakness and also disclose the remediation steps you have implemented or plan to implement to address the situation.

Response: In response to the Staff’s comment, we have revised the disclosure on page 23 of the Form 8-K/A to specifically identify the material weakness in our financial reporting which relates to an insufficient number of accounting professionals with the necessary knowledge, experience and training to adequately prepare, record, and review significant complex transactions and valuations (such as revenue recognition, stock based compensation, and earnings per share) and prepare financial statements in accordance with generally accepted accounting principles in a timely manner. We also disclosed that we have taken certain remediation steps, including hiring a Vice President of Financial Reporting.

Risks Related to Our Securities, page 37

The shares of Common Stock issued in the Merger, page 44

19.	Comment: In the second paragraph, please describe the calculation, or amount, of liquidated damages that would be required by the registration rights agreement entered into with the holders of the shares of common stock issued in connection with the Merger and the October 2013 Private Placement.

Response: In response to the Staff’s comment, we have revised the disclosure on page 28 of the Form 8-K/A to describe that we may be subject to the payment of certain liquidated damages to only the holders of the shares issued in the October 2013 Private Placement in the amount equal to 0.5% of the aggregate purchase price paid.

November 27, 2013

Selected Consolidated Financial Data, page 47

20.	Comment: In the penultimate sentence of the opening paragraph, please revise to clarify that the statements of income data are for the six months ended June 30, 2013, rather than for the quarters. Also clarify that only the balance sheet data as of June 30, 2013 has been derived from the unaudited consolidated financial statements included elsewhere in this Current Report, as the balance sheet data as of June 30, 2012 appears to be derived from financial statements not included in this Current Report.

Response: In response to the Staff’s comment, the disclosure on page 30 of the Form 8-K/A was revised to clarify that the statements of income data are for the nine months ended September 30, 2013, rather than for the quarters and also clarified that only the balance sheet data as of September 30, 2013 has been derived from the unaudited consolidated financial statements included elsewhere in the Current Report, as the balance sheet data as of September 30, 2012 was derived from financial statements not included in the Current Report.

21.	Comment: Please revise the chronological order of the columnar data in the table, and elsewhere in the filing as applicable, to be consistent with the order of the financial statement periods as presented in the financial statements at Exhibit 99.1. Refer to SAB Topic 11-E.

Response: In response to the Staff’s comment, we revised the chronological order of the columnar data in the table on pages 30-31 to be consistent with the order of the financial statement periods presented in the financial statements in Exhibit 99.1.

22.	Comment: Please provide a footnote to the table as to the reasons of the restatement for the fiscal year ended December 31, 2011. In this regard, also describe the restatement adjustments.

Response: In response to the Staff’s comment, we have added a footnote to the table on page 31 of the Form 8-K/A to describe the reasons for the restatement for the fiscal year ended December 31, 2011 and the restatement adjustments.

23.	Comment: For the per share data, please revise the tabular section heading on page 48 to indicate Pro Forma Per Share Data. Also, please revise the number of pro forma weighted average common stock outstanding to reflect 21,815,000 shares for all periods presented and expand footnote (1) to the table to describe the basis of determining this number, which we assume to be the legal share structure of the accounting acquiree, Committed Capital Acquisition Corporation, giving effect to the merger but not including the 3,110,075 shares issued in the October 2013 Private Placement.

Response: In response to the Staff’s comment, we have revised the tabular section heading on page 31 of the Form 8-K/A to indicate Pro Forma Per Share Data and revised the number of pro forma weighted average common stock outstanding to reflect 21,815,400 shares for all periods presented and expanded footnote (3) to the table to clarify that the shares are being shown on a pro forma basis and reflect the legal share structure giving effect to the merger but not including the shares issued in the October 2013 Private Placement.

24.	Comment: In addition, solely for the year ended December 31, 2012 and the six months ended June 30, 2013, please provide supplementary pro forma earnings per share data giving effect to the 3,110,075 shares issued in the October 2013 Private Placement. In Note 3(h) of Exhibit 99.2, please expand to disclose your computation in arriving at the 21,815,000 shares used in basic and diluted earnings per share.

Response: In response to the Staff’s comment, we have added on page 31 of the Form 8-K/A supplementary pro forma earnings per share data giving effect to the issuance of the shares in the October 2013 Private Placement. In addition, in Note 3(j) of the Pro Forma Financial Statements in Exhibit 99.2, we have expanded the disclosure to include our computation in arriving at the number of shares used in basic and diluted earnings per share.

November 27, 2013

Management’s Discussion and Analysis, page 49

Overview, page 49

25.	Comment: Please disclose anticipated dates of opening restaurants in Miami and Washington, D.C.

Response: In response to the Staff’s comment, we have disclosed on page 32 of the Form 8-K/A that we anticipate that the restaurants in Miami and Washington, D.C. will open during the first quarter of 2014. We are unable to be more specific with respect to anticipated opening dates because of the need to comply with applicable zoning, land use and other regulations, including obtaining the necessary permits, approvals and licenses for operating restaurants, the need to hire and train skilled management and other staff and the need to address any unanticipated problems that arise in the design and build out process.

Key Financial Terms and Metrics, page 52

Costs and Expenses, page 52

26.	Comment: Please expand your discussion of Management and royalty fees on page 53 to describe the types of management services paid to outside third parties at certain of your units. In addition, please explain the nature of the royalty fees you pay and how it differs from the management fees.

Response: In response to the Staff’s comment, we have revised the disclosure on page 34 of the Form 8-K/A to describe the types of management services paid to outside third parties at certain of our units and also to explain the nature of the royalty fees that we pay. The royalty fees are paid to the 50% owner of the trademark rights to the name “Asellina” and “Cucina Asellina.”

27.	Comment: For the discussion of Equity in (income) loss of subsidiaries, please expand to disclose the names and ownership percentages of your significant equity method investees included in this category.

Response: In response to the Staff’s comment, we have revised the disclosure on page 34 of the Form 8-K/A to disclose the name and ownership percentage of our significant equity method investee.

November 27, 2013

Adjusted Net Income, page 55

28.	Comment: Please expand the narrative to disclose that Adjusted Net Income is a non-GAAP measure that is supplemental to the primary GAAP measure of net income. Please disclose that your calculation of this non-GAAP measure may not be comparable to that reported by other companies.

Response: In response to the Staff’s comment, we have revised the disclosure on page 35 of the Form 8-K/A to state that Adjusted Net Income is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP and that Adjusted Net Income has limitations as an analytical tool and our calculation thereof may not be comparable to that reported by other companies.

29.	Comment: Refer to the table reconciliation of Net income to Adjusted Net Income. Please revise or explain in footnote (2) why the amounts for the line item Discontinued operations adjustment do not agree with the similar line item shown in the EBIDTA to Adjusted EBITDA reconciliation table.

Response: In response to the Staff’s comment, we advise the Staff that the line items for discontinued operations adjustment do not agree because for EBITDA, the adjustment reflects discontinued operations at the EBITDA level and for Adjusted Net Income, the discontinued operations adjustment reflects the Adjusted Net Income level.

Results of Operations, page 56

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012, page 58

30.	Comment: Please delete the last sentence in the discussion paragraph of General and administrative costs, pertaining to these costs as a percentage of total system-wide revenues, as such is a non-GAAP percentage measure of your GAAP operating expenses. This comment is also applicable to the year-end discussions of general and administrative expenses.

Response: In response to the Staff’s comment, we have deleted the last sentence noted by the Staff on pages 39, 41 and 42 of the Form 8-K/A.

31.	Comment: See your discussion of Pre-opening expenses. For each interim and annual period presented, please disclose the number of units opened and temporarily or permanently closed during the respective periods and the number of units in operation at period end.

Response: In response to the Staff’s comment, we have disclosed on pages 40, 41 and 42 of the Form 8-K/A for each interim and annual period presented, the number of units opened and temporarily or permanently closed during the respective periods and the number of units in operation at period end.

November 27, 2013

32.	Comment: See your discussion of Equity in (income) loss of investee companies. Please discuss the reasons for the significant turnaround in equity (income) loss in your investment in the Bagatelle unit in New York City. Please advise of your consideration given to providing summarized condensed financial information of this equity investee in your financial statements.

Response: In response to the Staff’s comment, we have added disclosure on page 40 of the Form 8-K/A that describes the reason for the difference in equity (income) loss in our investment in the Bagatelle unit in New York City. We have provided summarized condensed financial information of this equity investee in note 8 to the Consolidated Financial Statements.

33.	Comment: See your discussion of Other expense (income). With regards to the one-time termination fee of $5.0 million received in the six months ended June 30, 2012, please indicate in the paragraph discussion of revenues whether or not you will provide food and beverage services to The Perry Hotel in Miami when it reopens or whether your operations will be limited solely to owning and operating the STK restaurant within the hotel. In addition, disclose the previous contract term of the terminated food and beverage contract with The Perry Hotel and the reasons why the contract was terminated. As we note your disclosure that the fee was paid in 2012, indicate, if true, that you have no contingent obligations remaining. Please reconcile this disclosure with that in Note 16 of Exhibit 99.1 that the fee was paid as consideration for including an amendment in the service agreement with the landlord of STK Miami Services.

Response: In response to the Staff’s comment, we have added disclosure on page 39 of the Form 8-K/A that we anticipate providing food and beverage services to The Perry Hotel (to be renamed as “1 Hotel South Beach”) when it reopens. We have clarified that the previous agreement was not terminated but instead, the owner of The Perry Hotel paid a fee of $5 million for the option to terminate our food and beverage services agreement with them, but it has not indicated its intent to actually terminate the agreement with us as it will trigger substantial additional payments to us if it does so. As the agreement has not been terminated, we believe that the comments relating to contingent obligations remaining and the reconciliation with Note 16 in Exhibit 99.1 is inapplicable.

34.	Comment: See your discussion of Discontinued operations. Please expand to disclose whether the closed company-owned venues in New York and Las Vegas have been sold or abandoned, or are held for sale as of June 30, 2013, and similarly for those closed venues at December 31, 2012 and 2011. In this regard, explain to us why the balance sheets at June 30, 2013, December 31, 2012 and 2011, do not disclose any assets or liabilities of discontinued operations or either assets held for sale.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 40, 41 and 43 of the Form 8-K/A to disclose that the closed company-owned venues in New York and Las Vegas have been abandoned as of September 30, 2013, and for those closed venues at December 31, 2012 and 2011, respectively.

Any related assets or liabilities that were not written off are included in our balance sheets at September 30, 2013, December 31, 2012 and 2011 as part of our consolidated balances since these company-owned venues were being abandoned. In accordance with ASC 360-10-45-15, Presentation of Long-Lived Assets to Be Disposed of Other than by Sale, such assets shall continue to be classified as held and used until they are disposed of.

November 27, 2013

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 60

35.	Comment: Refer to your discussion of Loss from discontinued operations, net of taxes. We note from the statements of cash flows on page 7, and Note 1 on page 16 of Exhibit 99.1, that you recorded impairment charges of $5,133,552 for the year ended December 31, 2012 and reflected the amount as a component of discontinued operations. Please expand your MD&A discussion to specifically disclose the amount of this impairment charge and to disclose that approximately $5.0 million represented 100% impairment of the property and equipment for BBCLV which owned a restaurant known as Bagatelle in Las Vegas, Nevada. Disclose that BBCLV was formed by you in March 2012 and ceased operations in July 2013.

Response: In response to the Staff’s comment, we have revised the disclosure on page 41 of the Form 8-K/A to specifically disclose the $5,133,552 impairment charges and to disclose that approximately $5.0 million of such amount represented 100% of the property and equipment for BBCLV which owned a restaurant known as Bagatelle in Las Vegas. We also added disclosure that BBCLV was formed by us in March 2012 and ceased operations in July 2013.

36.	Comment: Refer to your discussion of Pre-opening expenses. Please expand to explain why pre-opening costs were not similar in fiscal year 2012 compared to fiscal 2011, as the disclosure under Unit Operating Expenses on page 60 discloses that two new units were opened in 2012.

Response: In response to the Staff’s comment, we have revised the disclosure on page 41 of the Form 8-K/A to explain the reason why pre-opening costs were not similar in fiscal year 2012 compared to fiscal year 2011.

Liquidity and Capital Resources, page 64 Other Notes Payable, page 68

37.	Comment: We note your disclosure that various demand loans and promissory notes will be repaid in conjunction with the Merger. Please specifically disclose the source of the funds to repay these notes. In addition, please advise where the $500,000 debt forgiveness in exchange for property on December 31, 2012 is reflected in the financial statements.

Also, in Note 6 of Exhibit 99.1, please disclose the name of the investment entity held by you and the percentage exchanged. Disclose the amount of any gain or loss recognized in the exchange.

Response: In response to the Staff’s comment, we have disclosed on page 46 of the Form 8-K/A that the various demand loans and promissory notes were repaid out of the cash previously held in the trust account for the benefit of Committed Capital Acquisition Corporation (the accounting acquire) that was released upon the closing of the Merger.

We advise the Staff that the $500,000 debt forgiveness in exchange for property on December 31, 2012 resulted in a $500,000 reduction in Member Loans and investments in the financial statements.

We have revised Note 6 of Exhibit 99.1 to disclose the name of the investment entity held by us (408 W 15 Members LLC) and that there was no gain or loss recognized in the exchange for all of our membership interest.

November 27, 2013

38.	Comment: For each loan described in this section please name the “member” or “relative of a member” with whom you entered into various demand loans, demand notes, loan agreements, or promissory notes. Please also confirm that you have filed all material agreements as exhibits to your filing.

Response: In response to the Staff’s comment, we have revised the disclosure on page 46 of the Form 8-K/A to identifiy the “member” and “relative of a member” with whom we entered into various demand loans, notes, loan agreements and promissory notes. We believe that we have filed all material agreements as exhibits to the Form 8-K.

Contractual Obligations, page 69

39.	Comment: Please update the data in this table to your most recent balance sheet included in the filing of June 30, 2013. Also, please revise the table to separately list your contractual obligations such as member loans, notes payable, line of credit, other long-term debt, and also to include in the table the amount of expected interest payments on fixed and variable debt, and any material purchase commitments.

Response: In response to the Staff’s comment, we have updated the data in the table on page 46 of the Form 8-K/A to our most recent balance sheet data of September 30, 2013. In addition, we have revised the table to separately list our contractual obligations such as member loans, notes payable, lines of credit, other long-term liabilities and expected interest payments. We do not have any material purchase commitments.

Executive Compensation, page 88

Summary Compensation Table, page 88

40.	Comment: Please revise your summary compensation table to follow the format outlined in Item 402(n) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the summary compensation table on page 58 of the Form 8-K/A to follow the format outlined in Item 402(n) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 99

41.	Comment: Please address whether you have a policy for dealing with related party matters or conflicts of interest.

Response: In response to the Staff’s comment, we have added disclosure on page 65 of the Form 8-K/A that states that our audit committee reviews all related party transactions and conflicts of interest.

Related Party Indebtedness, page 99

42.	Comment: Please disclose the principal amount of the promissory note described in the first paragraph on page 100.

Response: In response to the Staff’s comment, we disclosed on page 65 of the Form 8-K/A the principal amount ($200,000) of the promissory note noted by the Staff.

November 27, 2013

Acquisition of JEC II, LLC Interests, page 101

43.	Comment: Please disclose the approximate dollar value of the amount involved in the transaction described in this section. Refer to Item 404(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we disclosed on page 66 of the Form 8-K/A the approximate fair market dollar value of the equity amount exchanged in the transaction (i.e the acquisition of JEC II, LLC interests).

Market Price of and Dividends of Common Equity, page 103

Market Information, page 103

44.	Comment: It appears that footnote (3) is for a period from January 1, 2013 through March 30, 2013, not April 1, 2013 through June 30, 2013. Please revise.

Response: In response to the Staff’s comment, we have inserted footnote (4) on page 67 of the Form 8-K/A to be the period from January 1, 2013 through March 31, 2013.

Dividends, page 104

45.	Comment: We note your disclosure that you have not paid any cash dividends on common stock. We also note your disclosure on page 65 that you made distributions to members. Please revise for consistency or advise.

Response: In response to the Staff’s comment, we have revised the disclosure on page 68 of the Form 8-K/A to state that we have previously made distributions to LLC members but do not anticipate paying dividends in the near future.

Recent Sales of Unregistered Securities, page 105

46.	Comment: Please disclose the aggregate amount of consideration received for the sales of unregistered securities listed in the last paragraph on page 105. Refer to Item 701(c) of Regulation S-K.

Response: In response to the Staff’s comment, we have disclosed on page 69 of the Form 8-K/A the consideration received for the sale of unregistered securities listed in the noted paragraph.

Change in Auditor, page 112

47.	Comment: Refer to your disclosure of One Group’s change in accountants on July 25, 2013 whereby they dismissed CohnReznick LLP and engaged Grant Thornton, LLP. Similar to the Exhibit 16.2 letter from Grant Thornton, LLP provided in the filing, please also have CohnReznick LLP provide a letter indicating whether or not they agree with your disclosures concerning them in the Reverse Merger Form 8-K. See Item 3.04(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we have provided Cohn Reznick’s letter as exhibit 16.3 to the Form 8-K/A which indicates that it agreed to our disclosures concerning them in the Reverse Merger Form 8-K.

November 27, 2013

Exhibit 99.2 Pro Forma Financial Statements

48.	Comment: Please clarify in the sixth paragraph that the audited and unaudited historical financial statements of Committed Capital Acquisition Corporation are not included in this Form 8-K.

Response: In response to the Staff’s comment, we have revised the sixth paragraph of Exhibit 99.2 to the Form 8-K/A to clarify that the audited and unaudited historical financial statements of Committed Capital Acquisition Corporation are not included in the Form 8-K.

49.	Comment: In the ninth paragraph, please reconcile that the transaction calls for $12,500,000 to be paid in cash with disclosure elsewhere in the Form 8-K that the amount is $11,750,000. Please revise or explain the $750,000 difference.

Response: In response to the Staff’s comment, we advise the Staff that the $750,000 difference relates to the deduction of sign on bonuses for executive officers and several other employees.

Note 2. Pro Forma Adjustments and Assumptions for Business Combination

50.	Comment: Please expand your narrative in Note 1 to disclose that 2,000,000 of the 12,631,000 common shares are being held in an escrow account to secure certain potential adjustments to the merger consideration and certain potential indemnification obligations.

Please tell us the consideration given to ASC 718-10-S99 for accounting for the escrow shares.

Response: In response to the Staff’s comment, we have revised the narrative in Note 1 to the Pro Forma Financial Statements to disclose that 2,000,000 of the 12,631,000 shares of common stock are being held in escrow to secure certain potential adjustments to the merger consideration and certain potential indemnification obligations.

In connection with the Merger, we entered into an Escrow Agreement whereby Committed Capital Acquisition Corporation (the “Parent”) placed in escrow 2,000,000 shares of Parent Common Stock to be held upon the terms and conditions set forth in the Escrow Agreement to secure the performance by THE ONE GROUP, LLC (the “Company”) and the Members of their indemnification and certain other obligations to Parent under the Agreement and to provide for the return of certain shares of Parent Common Stock to Parent under the Merger and to provide for their return of certain shares of Parent Common Stock to Parent in the event that certain performances criteria in the Merger are not met.

The Company has evaluated the terms of the Escrow Agreement based on the guidance provided in ASC 718-10-S99. The Company concluded that because the escrowed shares would be released to the Company’s Members or distributed to the investors without regard to the continued employment of any of the Company’s directors or officers, the Escrow Agreement is in substance an inducement to facilitate the terms and conditions of the Merger, rather than as compensatory arrangement.

November 27, 2013

51.	Comment: In addition, please disclose the contingent consideration of up to $14,100,000 in payments to the TOG Members and the Liquidating Trust and the circumstances concerning its payment. As the exercise of the Parent Warrants are not within your control, please tell us the consideration given to including this liability in your pro forma financial statements and reflecting the impact of the common shares to be issued upon exercise of the warrants in your computation of pro forma earnings per share.

Response: In response to the Staff’s comment, we have disclosed in Note 2 to the pro forma financial statements the fair value of the total contingent consideration of $15,000,000, consisting of $14,100,000 in payments to the TOG Members and the Liquidating Trust, as well as approximately $900,000 of contingent sign-on bonus payments to certain employees of TOG and the circumstances concerning its payment relating to the exercise of the Warrants and have recorded a pro-forma adjustment to the September 30, 2013 balance sheet. The Warrants are not included in our computation of pro forma earnings per share since the exercise price of the Warrants equaled the share price at the time of the Merger.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s filing. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6732 or me at (646) 666-4501.

Very truly yours,

/s/ Sam Goldfinger

Sam Goldfinger

cc:	Jeffrey Schultz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.